Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

CRH GAAP		2011	2010	2009	2008	2007
		IFRS	IFRS	IFRS	IFRS	IFRS
Earnings:

Pre-tax income pre-Minority Interests	euro’m	711	534	732	1,628	1,904
Add back Share of JV Interest	euro’m	6	7	7	13	14
Deduct Share of Equity Investee PBIT - JVs	euro’m	(60)	(68)	(94)	(137)	(113)
Deduct Share of Equity Investee PAT - Associates	euro’m	(42)	(28)	(48)	(61)	(64)
Deduct Share of Equity Investee Loss on Asset Sale	euro’m	(2)	(1)	(1)	(1)	0
Add back Fixed Charges	euro’m	471	499	493	529	456
Distributed Income of Equity Investees	euro’m	53	96	89	88	61
Deduct Interest Capitalised	euro’m	(8)	(9)	(10)	(13)	(3)

	euro’m	1,129	1,030	1,168	2,046	2,255

Fixed charges:
Interest expensed	euro’m	335	379	377	411	358
Interest capitalised	euro’m	8	9	10	13	3
Estimated Interest element rental expense	euro’m	128	111	106	105	95
Preference dividends of consolidated Subsidiaries	euro’m	0	0	0	0	0

	euro’m	471	499	493	529	456

Ratio of earnings to fixed charges	CRH GAAP	2.4	2.1	2.4	3.9	4.9